UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 5
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
I-FLOW CORPORATION
(Name of Subject Company (Issuer))
BOXER ACQUISITION, INC.
(Offeror)
A wholly Owned Subsidiary of
KIMBERLY-CLARK CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
449520303
(Cusip Number of Class of Securities)
John Wesley
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100
(972) 281-1200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Imad I. Qasim Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7094	Matthew G. McQueen Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7036
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$325,493,355	$18,162.53

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase up to 25,730,700 shares of common stock, par value $0.001 per share, of I-Flow Corporation (the “Company”) at an offer price of $12.65 per share. Such shares consist of (i) 24,463,356 shares of common stock of the Company outstanding as of October 18, 2009 (including 248,052 shares of unvested restricted stock), (ii) 558,414 shares of common stock of the Company potentially issuable upon the exercise of outstanding in-the- money stock options as of October 18, 2009 and (iii) 708,930 shares of common stock of the Company subject to issuance pursuant to outstanding restricted stock units as of October 18, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,162.53	Filing Party: Kimberly-Clark Corporation and Boxer Acquisition, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     * Explanatory Note: The Amendment to the Schedule TO filed on November 13, 2009 was incorrectly numbered “Amendment No. 5 to the Tender Offer Statement.” Such amendment should have been designated as “Amendment No. 4 to the Tender Offer Statement.”
     This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 20, 2009 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock of I-Flow Corporation, a Delaware corporation (the “Company”), par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO.
Item 11. Additional Information.
     Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:
     “The initial offering period of the Offer expired at 12:00 midnight, New York City time, on November 17, 2009. The Depositary has advised Parent that, as of the expiration of the initial offering period, a total of approximately 21,279,272 Shares were validly tendered and not validly withdrawn, representing approximately 87.1% of the Shares outstanding. All Shares that were validly tendered and not validly withdrawn during the initial offering period have been accepted for payment.
     The Depositary has also advised Parent that it has received commitments to tender approximately 506,582 additional Shares under the guaranteed delivery procedures described in the Offer.
     Purchaser has commenced a Subsequent Offering Period for all remaining untendered Shares pursuant to Rule 14d-11 of the Exchange Act. The Subsequent Offering Period will expire at 5:00 p.m., New York City time, on November 23, 2009, unless extended. Any Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering stockholders promptly will be paid $12.65 per Share net in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the initial offering period. Pursuant to Rule 14d-7(a)(2) of the Exchange Act, Shares tendered during the Subsequent Offering Period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the Subsequent Offering Period.
     The full text of the press release issued by Parent on November 18, 2009 announcing the results of the initial offering period of the Offer and the commencement of the Subsequent Offering Period is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     “(a)(5)(E) Press Release issued by Kimberly-Clark Corporation on November 18, 2009.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2009	BOXER ACQUISITION, INC.
	By:	/s/ Joanne B. Bauer
		Name:	Joanne B. Bauer
		Title:	President and Chief Executive Officer

Date: November 18, 2009	KIMBERLY-CLARK CORPORATION
	By:	/s/ John W. Wesley
		Name:	John W. Wesley
		Title:	Vice President and Secretary

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